

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
Unit 1000, 10th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

     Re: CLPS Incorporation
         Form 20-F for Fiscal Year Ended June 30, 2023
         File No. 001-38505

Dear Raymond Ming Hui Lin:

     We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

     After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections, page 127

1.   We note that during your fiscal year ended June 30, 2023 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Rongwei Xie